

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Mr. Laurence S. Levy
Chief Executive Officer
Hyde Park Acquisition Corp. II
500 Fifth Avenue
50th Floor
New York, New York 10110

>   **Re: Hyde Park Acquisition Corp. II**
>   **Registration Statement on Form S-1**
>   **Filed May 6, 2011**
>   **File No. 333-174030**

Dear Mr. Levy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   A number of your material agreements have not been filed at this time. Please file the agreements and the legal opinion of Graubard Miller as soon a possible so that the staff can complete its review of your filing in an expeditious manner.

2.   You state that you will list your shares on the Over the Counter Bulletin Board. Please tell us whether you have received any commitments from brokers to act as market makers in your stock. Please consider revising your disclosure based upon your response, including risk factors on the potential liquidity of your shares.

3.   You state throughout the registration statement, that if you do not seek shareholder approval for the business combination, you will conduct a tender offer under Rule 13e-4 Regulation 14E. Please revise your disclosure throughout the document to discuss the impact of conducting the tender offer. In particular, please address the impact of cash or liquidity requirements upon your ability to pay for all tendered securities and meet other obligations including liquidity requirements included in your business combination agreement. Please address issues revolving the potential application of proration in the event that you have more shares tendered than you have cash available to pay for the shares, or if the value of the non-tendering shares is less than $5 million.

4.   Please identify for the staff any requirement in your charter, bylaws, the trust agreement, underwriting agreement or in the registration statement that identifies the amount that you will pay, on a per-share basis, for shares redeemed in the tender offer.

5.   Please advise the staff regarding any limits, in your charter, the trust agreement, the underwriting agreement or your bylaws that would limit the total number of sponsor warrants that can be issued.

6.   Please confirm that any changes to the amounts held in the trust, or the amounts that will not be held in the trust will be revised in a pre- or post effective amendment to this registration statement.

Prospectus Summary

General, page 1

7.   Revise the disclosures regarding Rand Logistics and Essex Rental to balance the discussion by also disclosing the annual Return on Investment since the SPAC formation for those entities.

Private Placements, page 3

8.   Consistent with the disclosure in Risk Factors on page 35, revise to disclose the insiders have no intention to purchase in this offering.

9.   Revise the third paragraph to disclose the exercise price of the warrants.

The Offering

Offering proceeds to be held in the trust account, page 10

10.   Revise the first paragraph to disclose the total underwriting commissions and percentage of the offering proceeds and the percentage to be deferred.

11.   Noting the convertible loans discussed on page 11, revise to either add a new risk factor or revise an existing risk discussing the additional dilution that may result from any loans made by insiders or others.

Stockholder approval procedures if meeting held, page 14

12.   We note your disclosure that all shares beneficially owned by a public stockholder (or stockholders if they are acting in concert or as a group) in excess of 10% will be voted by management in favor of all proposals submitted for consideration. Please provide the staff with your analysis as to how it is permissible under Delaware law for management to vote shares owned by its stockholders.

Permitted purchases of shares, page 18

13.   Noting the possible release of funds commencing 60 days after the date of this prospectus, revise to disclose when purchases can be made pursuant to Rule 10b-18. In addition, add disclosures addressing the following items:
   • disclose that without the safe harbor of 10b-18 such purchases may result in liability under Rule 10b-5;
   • add a risk factor for these purchase, the risk of Rule 10b-5 violations and how that would impact the company and holders;
   • disclose of what becomes of the shares purchased regarding voting or retirement of such shares; and
   • disclose how such purchases and amount will be communicated to holders by means of the company's reporting requirements.

Liquidation if no business combination, page 19

14.   We note your disclosure that you are required to have all third parties enter into agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Please therefore advise the staff why you are unable to guarantee that third parties will execute such agreements.

Risk Factors, page 23

15.   A number of your risk factors appear to describe risks that may occur based upon future actions by your officers and directors. Revise these risk factors to present the risks based upon management's evaluation of the likelihood that the risks might occur, the potentiality for a material impact on the shareholder's investment.

We may issue shares of our capital stock …, page 24

16.   Supplementally reconcile the 72,804,878 shares authorized but unissued. It appears from page 6 that there will be over 82 million, assuming 12,195,122 outstanding after the offering and 5,000,000 sponsor warrants.

We may amend the terms of the warrants …, page 27

17.   Revise to disclose the anticipated percentage of the warrants that will be held by insiders.

Proposed Business

Effecting Our Initial Business Combination

Selection of a Target Business and Structuring of Our Initial Business Combination, page 58

18.   Please revise your disclosure to describe whether management has any specific requirements with respect to the value of a prospective target business when compared to your net assets or trust account.

Voting Restrictions in Connection with Stockholder Meeting, page 61

19.   We note your disclosure that if holders of shares sold in the offering indicate their intention to vote against a proposed business combination and/or seek conversion of their shares into cash, you may negotiate arrangements to provide for the purchase of such shares at the closing of the business combination. Provide the staff with a legal analysis as to why you believe such privately negotiated purchase transactions would not constitute a tender or solicitation.

Permitted Purchases of Our Securities, page 63

20.   Revise to disclose the four conditions of Rule 10b-18. In addition, provide the staff with a legal analysis of why such purchases would not constitute a tender or solicitation.

Legal Proceedings, page 68

21.   Please revise your disclosure to state that there is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending against you or any members of your management team. Refer to Item 103 of Regulation S-K.

22.   We note your disclosure that the members of your management team have not been subject to any material litigation, arbitration or governmental proceeding in the past 12 months. You are required to disclose if any director, person nominated to become a director, or executive officer of the registrant has been involved in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K. Please revise as appropriate.

Management, page 74

23.   We note the significant, continuing experience and involvement of your executive officers with several other companies. Please state the priority and preference that each company has with respect to performance of obligations and presentation of business opportunities.

Description of Securities

General, page 86

24.   Revise your disclosure to indicate that all material information required in this section is discussed.

Common Stock, page 86

25.   You refer to the founders' common stock on page 87 and to your founders on page 94. Please confirm that you are referring to the founders' shares and the sponsors, respectively, or please revise to describe these references.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
        Jeffrey M. Gallant, Esq.
        Graubard Miller LLP
        (212) 818-8881